UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

              Information to be included pursuant to Rule 13d-1(a)
                    and amendments pursuant to Rule 13d-2(a)


                                eStaff.com, Inc.
                                     Issuer


                                  Common Stock
                            Title/Class of Securities


                                   297320 10 3
                                  CUSIP Number


                                  Michael Smith
                              8115 North Van Houten
                                Portland OR 97203

                                  with copy to:

                                 William Stocker
                                 Attorney at Law
                            Capistrano Beach CA 92624
                                 (949) 487-7295

                        (Name, Address, Phone of Persons
                Authorized to receive notice and communications)

                                    02/22/02
                        (Date of Event requiring filing)

[] If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check this box.

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                          Cover Information Continued.

1.  Name  of  Reporting  Person:  Michael  Smith

2.  Member  of  Group:  (a)  Yes  []    (b)  No  [x]

3.  SEC  Use:

4.  Source  of  Funds:  OO

5.  Legal  Proceedings.  N/A

6.  Citizenship.  US

Number  of  Shares  Beneficially  Owned.

     7.  Sole  Voting  Power.  15,000,000

     8.  Shared  Voting  Power.  N/A

     9.  Sole  Dispositive  Power.  15,000,000

     10.  Shared  Dispositive  Power.  N/A

11.  Aggregate  Amount  Beneficially  Owned  by  Reporting  Person.  15,000,000

12.     Shares  Excluded  from  Row  11.  None.

13.  Percent  of  Class  represented  in  Row  11.  53.7%

14.  Type  of  Reporting  Person.  IN  (Officer/10%  Owner)

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                                  SCHEDULE 13D


ITEM  A.  SECURITY  AND  ISSUER.

     The class of securities to which this statement relates is the common stock, of par value $0.001 per share of eStaff.com, Inc., 8115 North Van Houten, Portland OR 97203.


ITEM  B.  IDENTITY  AND  BACKGROUND.


 (1.)  NAME.          Michael  Smith

 (2.)  ADDRESS.     8115  North  Van  Houten
               Portland  OR  97203

 (3.)  OCCUPATION.     Sole  Officer/Director.

 (4.) CONVICTIONS. The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

 (5.) JUDGMENT, ETC. The reporting person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of violation with respect thereto.

 (6.)  CITIZENSHIP.  The  Reporting  Person  is  a citizen of the United States.


ITEM  C.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     15,000,000 shares were received from B&V Union Technologies, Inc., the Issuer's former principal shareholder. B&V is a Panama corporation. It has transferred control of this corporation to Mr. Moore for the benefit of shareholders. Mr. Moore did not purchase or pay for the transfer of control to him. The consideration for the transfer was his undertaking to assume the responsibilities of management and to work diligently to achieve profitability for shareholders.

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ITEM  D.  PURPOSE  OF  TRANSACTION.

      The purpose of the acquisition of these shares was for Mr. Moore, the Issuer's new management, intention to realize the company's business plan. This control block acquired by Mr. Moore is not deemed entitled to reliance on Rule 144 or Section 4(1) of the Securities Act of 1933 for resale in brokerage transactions. These control shares are not deemed entitled to private transfer without indefinite continuation of the foregoing restriction. the acquisition of control of the issuer.


ITEM  E.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

     The Reporting Person is the beneficial owner of 15,000,000 shares of the common stock of the issuer, representing 53.7%. The Reporting Person is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect thereto. No other person is known to have the right to receive or power to direct receipt of dividends from, or proceeds from the sale of, the common stock beneficially owned by the Reporting Person.

     The Reporting Person is deemed to have beneficial ownership of all such shares, as well as sole voting and disposition power with respect thereto.

     No other person is known to have the right to receive or power to direct receipt of dividends from, or proceeds from the sale of, the common stock beneficially owned by the Reporting Person.

     The Reporting Person has not effected any transactions in the common stock in the past 60 days except as reported herein.


ITEM  F.  CONTRACTS,  ARRANGEMENTS,  UNDERTAKINGS  OR  RELATIONSHIPS
               WITH  RESPECT  TO  SECURITIES  OF  THE  ISSUER.

     None.

ITEM  G.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

     None.

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ITEM  H.  SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February  25,2002




                                /s/Michael Smith
                                  Michael Smith
                              Sole Officer/Director

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